<SEQUENCE>1
<FILENAME>NMARU_sc13g.txt

                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                      	  Nautilus Marine Acquisition Corporation
                                (Name of Issuer)

                      		    Common Stock
                          (Title of Class of Securities)

                                    Y6255E200**
                                 (CUSIP Number)

                                 July 15, 2011
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act however, see the Notes).

** There is no CUSIP assigned to the Company's Common Stock. CUSIP number Y6255E200 has been assigned to the units of the Company, which are quoted on The NASDAQ Capital Market under the symbol NMARU. Each unit represents one share of Common Stock and one warrant to purchase one share of Common Stock.

Page 1 of 10 Pages

CUSIP No. Y6255E200                 13G                  Page 2 of 10 Pages
----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Hudson Bay Master Fund Ltd.

----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [ ]
                                                               (b)  [X]
----------------------------------------------------------------------------
     (3)    SEC USE ONLY
----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
----------------------------------------------------------------------------
NUMBER OF      (5)   SOLE VOTING POWER
                     0
SHARES         -------------------------------------------------------------

BENEFICIALLY   (6)   SHARED VOTING POWER

	594,000 shares of Common Stock

OWNED BY       -------------------------------------------------------------

EACH           (7)   SOLE DISPOSITIVE POWER
                     0
REPORTING      -------------------------------------------------------------

PERSON WITH:   (8)   SHARED DISPOSITIVE POWER

	594,000 shares of Common Stock

----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	594,000 shares of Common Stock

----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                         [ ]
----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            9.61%
----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            CO
----------------------------------------------------------------------------

CUSIP No. Y6255E200                 13G                  Page 3 of 10 Pages
----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Hudson Bay Capital Management, L.P.

----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [ ]
                                                               (b)  [X]
----------------------------------------------------------------------------
     (3)    SEC USE ONLY
----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
----------------------------------------------------------------------------
NUMBER OF      (5)   SOLE VOTING POWER
                     0
SHARES         -------------------------------------------------------------

BENEFICIALLY   (6)   SHARED VOTING POWER

	594,000 shares of Common Stock

OWNED BY       -------------------------------------------------------------

EACH           (7)   SOLE DISPOSITIVE POWER
                     0
REPORTING      -------------------------------------------------------------

PERSON WITH:   (8)   SHARED DISPOSITIVE POWER

	594,000 shares of Common Stock

----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	594,000 shares of Common Stock

----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                         [ ]
----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            9.61%
----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            PN
----------------------------------------------------------------------------

CUSIP No. Y6255E200                 13G                  Page 4 of 10 Pages
----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Sander Gerber
----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [ ]
                                                               (b)  [X]
----------------------------------------------------------------------------
     (3)    SEC USE ONLY
----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
----------------------------------------------------------------------------
NUMBER OF      (5)   SOLE VOTING POWER
                     0
SHARES         -------------------------------------------------------------

BENEFICIALLY   (6)   SHARED VOTING POWER

	594,000 shares of Common Stock

OWNED BY       -------------------------------------------------------------

EACH           (7)   SOLE DISPOSITIVE POWER
                     0
REPORTING      -------------------------------------------------------------

PERSON WITH:   (8)   SHARED DISPOSITIVE POWER

	594,000 shares of Common Stock

----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON

	594,000 shares of Common Stock

----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                         [ ]
----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            9.61%
----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN
----------------------------------------------------------------------------

CUSIP No. Y6255E200                 13G                  Page 5 of 10 Pages
----------------------------------------------------------------------------


Item 1.

(a)   Name of Issuer

           Nautilus Marine Acquisition Corporation, a Republic of Marshall Islands corporation (the "Company")

(b)   Address of Issuer's Principal Executive Offices

           	90 Kifissias Avenue
		15125, Athens, Greece


Item 2(a).  Name of Person Filing

This statement is filed by Hudson Bay Master Fund Ltd., Hudson Bay Capital
 Management, L.P. (the "Investment Manager") and Mr. Sander Gerber
("Mr. Gerber"), who are collectively referred to herein as "Reporting Persons."

Item 2(b).  Address of Principal Business Office or, if none, Residence

      The address of the principal business office of each of the Investment
       Manager and Mr. Gerber is:

      120 Broadway, 40th Floor
      New York, NY 10271

      The address of the principal business office of Hudson Bay Master Fund Ltd. is:

      Walkers SPV Limited, Walker House
      PO Box 908GT, Mary Street
      Georgetown, Grand Cayman
      Cayman Islands

Item 2(c).  Citizenship

      Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 2(d)   Title of Class of Securities

      	Common Stock, par value $0.0001 per share (the "Common Stock")


Item 2(e)   CUSIP Number

      There is no CUSIP assigned to the Company's Common Stock. CUSIP number Y6255E200 has been assigned to the units of the Company, which are quoted on The NASDAQ Capital Market under the symbol NMARU. Each unit represents one share of Common Stock and one warrant to purchase one share of Common Stock.


CUSIP No. Y6255E200                 13G                  Page 6 of 10 Pages
----------------------------------------------------------------------------

Item 3. If this statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ]   Broker or dealer registered under Section 15 of the Act (15 U.S.C.
          78o).

(b) [ ]   Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ]   An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ]   A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.     Ownership

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

	The Company's Prospectus filed pursuant to rule 424(b)(4)on July 15, 2011,indicates that as of July 15, 2011 the total number of outstanding shares of Common Stock was 6,180,000. The percentages set forth on Row ll of the cover page for each Reporting Person is based on the Company's outstanding Common Stock.



CUSIP No. Y6255E200                 13G                  Page 7 of 10 Pages
----------------------------------------------------------------------------



      The Investment Manager, which serves as the investment manager to Hudson Bay Master Fund Ltd., may be deemed to be the beneficial owner of all shares of Common Stock held by Hudson Bay Master Fund Ltd. Mr. Gerber serves as the managing member of Hudson Bay Capital GP LLC, which is the general partner of the Investment Manager. Each of Hudson Bay Master Fund Ltd. and Mr. Gerber disclaims beneficial ownership of these securities. Hudson Bay Master Fund Ltd. is named as a Reporting Person herein solely to report the securities held in its name.

Item 5.     Ownership of Five Percent or Less of a Class

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

      Not applicable.

Item 8.     Identification and Classification of Members of the Group

      Not applicable.

Item 9.     Notice of Dissolution of Group

      Not applicable.

CUSIP No. Y6255E200                 13G                  Page 8 of 10 Pages
----------------------------------------------------------------------------

Item 10.    Certification

      By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Exhibits:

Exhibit I: Joint Filing Agreement, dated as of July 25, 2011, by and among Hudson Bay Master Fund, Ltd., Hudson Bay Capital Management, L.P., and Sander Gerber.

CUSIP No. Y6255E200                  13G                 Page 9 of 10 Pages
----------------------------------------------------------------------------


SIGNATURES

      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: July 25, 2011


HUDSON BAY CAPITAL MANAGEMENT, L.P.

By: /s/ Sander Gerber
Name:	Sander Gerber
Title: 	Authorized Signatory


HUDSON BAY MASTER FUND LTD

By: Hudson Bay Capital Management, L.P.
Investment Manager

By: /s/ Sander Gerber
Name:	Sander Gerber
Title: 	Authorized Signatory


/s/ Sander Gerber
SANDER GERBER

CUSIP No. Y6255E200                13G                  Page 10 of 10 Pages


                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, of Nautilus Marine Acquisition Corporation is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of July 25, 2011


HUDSON BAY MASTER FUND LTD			HUDSON BAY CAPITAL MANAGEMENT, L.P.

By: Hudson Bay Capital Management, L.P.	By: /S/ Sander Gerber
							Name:	Sander Gerber
Investment Manager				Title: 	Authorized Signatory
By: /s/ Sander Gerber				Name:  Sander Gerber
Name:	Sander Gerber
Title: 	Authorized Signatory




/s/ Sander Gerber
SANDER GERBER







DOC ID-15927320.2

DOC ID-17078290.2